Exhibit 99.1

Glory Star Reports Full Year 2021 Financial Results

BEIJING, Mar. 8, 2022 /PRNewswire/ -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading digital media platform and content-driven e-commerce company in China, today announced its financial results for the full year ended December 31, 2021.

Full Year 2021 Operating Highlights

●	Downloads of the CHEERS App[1] was approximately 271 million as of December 31, 2021, compared to approximately 169 million as of December 31, 2020.

●	Monthly active users (“MAUs”)[2] of the CHEERS App increased to approximately 47.6 million from 37.7 million for the full year of 2020.

●	Gross Merchandise Value (GMV)[3] of the Company’s CHEERS App was approximately US$409 million, compared to US$132 million for the full year of 2020.

Full Year 2021 Financial Highlights

●	Total revenues increased by 23.6% to US$153.0 million for the full year of 2021 from US$123.8 million for the full year of 2020.

●	Income from operations increased by 18.3% to US$36.3 million for the full year of 2021 from US$30.7 million for the full year of 2020.

•	Net cash provided by operating activities increased by 431.5% to US$46.5 million for the full year of 2021 from US$8.7 million for the full year of 2020.

1 Glory Star defines this metric as the total number of downloads of the CHEERS App (video+e-Mall) as of the end of the period.

2 Glory Star defines monthly active users, or MAUs, as a user who has logged in or accessed the Company’s online video content and/or the Company’s e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. The Company calculates MAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts.

3 Glory Star defines gross merchandise value, or GMV, as the total value of all orders for products and services placed in the Company’s online direct sales business and on the Company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned.

Mr. Bing Zhang, Chairman and Chief Executive Officer of Glory Star, commented, “We are excited to close out a successful year with robust financial results that reflect the significant momentum in our business. Our total revenues increased by 23.6% to US$153.0 million for the full year of 2021, and the total downloads of our CHEERS App increased 60% to 271 million as of December 31, 2021. We have sustained our financial and operational performance and continued our growth as we continue to advance towards our business strategy through optimizing our content ecosystem, improving our users’ experiences, expanding our partnership base, and enhancing brand awareness. We made considerable progress in enriching the product offerings on our CHEERS e-Mall platform and growing customer base despite the challenging environment in 2021, which reflects our team’s effective execution of our business strategy. For 2022, we will continue expanding our CHEERS ecosystem, implementing our new metaverse retail strategy, and developing our CheerChat application, our overseas social audio application, which is anticipated to launch in 2022. We also plan to build and launch metaverse experience centers and are in the process of identifying locations in Beijing, China, for our first Metaverse Experience Center. Moving forward, we will continue focusing on long term growth opportunities and value generation, while investing in growth initiatives, optimizing our content offerings, deepening user engagement, and scaling up our business modules.”

Mr. Zhang continued, “Our innovative business in the live streaming segment of our operations continues to see further growth due to market demand and the evolution of technology in China. Live e-commerce continues to evolve and boom in China, and its growth has been intensified as a result of the COVID-19 pandemic. We are emerging from the sprint of past years even stronger and more ambitious, since being a pioneer of live e-commerce in China enables us to go farther faster for merchants and buyers alike. In 2022, we will be steadfast on making e-commerce easier for users by continuing to build high-performing infrastructure and innovative features on CHEERS App and increasing the number of SKUs carried on our CHEERS e-Mall platform, which combined will yield a powerful and trusted e-commerce chain that future-proofs our users in the years to come and benefits Glory Star over time. We are striving to become an e-commerce engine for brands who want to build a direct connection with customers and have a widespread market reach.”

Mr. Perry Lu, Chief Financial Officer of Glory Star, added, “The year of 2021 was a year of rapid growth for the Company, which is in-line with our expectations. The increase of our total revenue was due to enhanced brand recognition, improved user traffic generation, and growth of advertisements on the Company’s CHEERS platform. We upgraded our business ecosystem and refined our business strategy, which met our users’ demand and expectation. We believe that the efforts we put in place and the strategic development we are taking will bring us great improvements in profitability continuously and create long-term value for our shareholders.”

Full Year 2021 Selected Financial Results

Revenues increased by 23.6% to US$153.0 million for the full year of 2021, from US$123.8 million for the full year of 2020, which was mainly due to (1) the Company’s effort to enhance brand recognition and user traffic generation, the Company succeeded to increase its user base and, in turn, expanding its attractiveness to CHEERS e-Mall customers, consequently, leading to the high volume of business orders; and (2) advertisements on the Company’s CHEERS platform achieved much more exposure because of the numerously increasing active users, which led to an increased price of each piece of advertising. In addition, the Company has seen a rapid growth in advertising demand and advertising volume for advertisements on its CHEERS platform, online short videos and live streaming shows, which led to the increase in advertising service orders. Advertising revenues increased by 27.0% to US$132.9 million for the full year of 2021, from $104.7 million for the full year of 2020. CHEERS e-Mall marketplace service revenues increased by 348.7% to US$6.8 million for the full year of 2021, from $1.5 million for the full year of 2020.

Total operating expenses increased by 25.4% to US$116.7 million for the full year of 2021, from US$93.1 million for the full year of 2020.

●	Cost of revenues decreased by 9.2% to US$34.9 million for the full year of 2021, from US$38.5 million for the full year of 2020, mainly due to the decrease of content production costs and channel cost of the Company’s traditional media business. The decrease was partially offset by the increase of production cost of advertisements on the Company’s CHEERS platform, online short videos and live streaming shows in line with its increased advertising revenue on them.

●	Selling and marketing expenses increased by 76.9% to US$77.5 million for the full year of 2021, from US$43.8 million for the full year of 2020. As a percentage of revenues, selling and marketing expenses for the full year of 2021 were 50.7% as compared to 35.4% for the full year of 2020. The increase was mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

●	General and administrative expenses decreased by 66.9% to US$3.3 million for the full year of 2021, from US$10.1 million for the full year of 2020. As a percentage of revenues, general and administrative expenses for the full year of 2021 were 2.2% compared to 8.2% for the full year of 2020. In 2020, the Company issued stock options to certain employees for their contribution to the business as well as to professional service providers for their efforts related to the SPAC business combination. The Company did not issue any options for the year ended 2021.

Income from operations increased by 18.3% to US$36.3 million for the full year of 2021, from US$30.7 million for the full year of 2020. Operating margin was 23.7% for the full year of 2021, compared to 24.8% for full year of 2020.

As of December 31, 2021, the Company had cash and cash equivalents of US$77.3 million, compared to US$17.7 million as of December 31, 2020.

About Glory Star

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors;, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 8, 2022. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations

Glory Star New Media Group Holdings Limited
Yida Ye
Email: yeyida@gsmg.co

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609-0333

Email: tina.xiao@ascent-ir.com

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2020	December 31, 2021
	(Restated)

Assets
Current assets:
Cash and cash equivalents	$17,731	$77,302
Short-term investments	1,732	-
Accounts receivable, net	81,110	63,135
Prepayment and other current assets	2,544	13,103
Total current assets	103,117	153,540
Property, plant and equipment, net	251	242
Intangible assets, net	15,632	16,718
Deferred tax assets	760	56
Unamortized produced content, net	1,300	1,874
Right-of-use assets	1,689	1,298
Prepayment and other non-current assets, net	20,647	21,445
Total non-current assets	40,279	41,633
TOTAL ASSETS	$143,396	$195,173

Liabilities and Equity
Current liabilities:
Short-term bank loans	$5,160	$4,998
Accounts payable	7,887	12,878
Advances from customers	609	536
Accrued liabilities and other payables	11,291	2,251
Other taxes payable	7,894	13,104
Lease liabilities current	385	291
Due to related parties	730	500
Convertible promissory note - related party	1,400	-
Total current liabilities	35,356	34,558
Long-term bank loan	1,374	-
Lease liabilities non-current	1,386	1,127
Warrant liability	833	24
Total non-current liabilities	3,593	1,151
TOTAL LIABILITIES	$38,949	$35,709

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2020 and December 31,2021; 57,886,352 and 68,122,402 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	$6	$7
Additional paid-in capital	9,159	25,629
Statutory reserve	648	1,224
Retained earnings	89,271	123,982
Accumulated other comprehensive income	4,892	8,069
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	103,976	158,911
Non-controlling interest	471	553
TOTAL EQUITY	104,447	159,464

TOTAL LIABILITIES AND EQUITY	$143,396	$195,173

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2019	2020	2021
		(Restated)
Revenues	$65,777	$123,763	$153,012

Operating expenses:
Cost of revenues	(31,901)	(38,481)	(34,944)
Selling and marketing	(3,154)	(43,827)	(77,520)
General and administrative	(3,134)	(10,095)	(3,341)
Research and development	(749)	(691)	(920)
Total operating expenses	(38,938)	(93,094)	(116,725)

Income from operations	26,839	30,669	36,287

Other (expenses) income:
Interest expense, net	(295)	(282)	(513)
Change in fair value of warrant liability	-	19,714	809
Other income(expense), net	50	531	(255)
Total other (expenses) income	(245)	19,963	41

Income before income tax	26,594	50,632	36,328
Income tax expense	(191)	(1,673)	(976)
Net income	26,403	48,959	35,352
Less: net gain (loss) attributable to non-controlling interest	80	(31)	65
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$26,323	$48,990	$35,287

Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(974)	6,495	2,945
Comprehensive income	25,429	55,454	38,297
Less: comprehensive gain (loss) attributable to non-controlling interests	74	(4)	119
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$25,355	$55,458	$38,178

Earnings per ordinary share
Basic	$0.64	$0.91	$0.54

Weighted average shares used in calculating earnings per ordinary share
Basic	41,204,025	53,844,237	65,381,186

Earnings per ordinary share
Dilutive	$0.57	$0.83	$0.54

Weighted average shares used in calculating earnings per ordinary share
Dilutive	46,484,025	59,126,237	65,381,186

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2019	2020	2021
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,403	$48,959	$35,352

Adjustments to reconcile net income to net cash provided by operating activities:
Allowance (Reversal of allowance) for doubtful accounts	188	(1,136)	(268)
Depreciation and amortization	739	2,910	2,090
Amortization of right-of-use assets	314	447	426
Deferred income tax (benefit) expense	190	(181)	713
Share based compensation for employees	-	5,381	4
Share based compensation for non-employees	-	1,779	181
Gains on disposal of a subsidiary	-	-	(26)
Amortization of loan origination fees	-	93	104
Change in fair value of warrant liability	-	(19,714)	(809)
Changes in assets and liabilities
Accounts receivable	(12,705)	(24,043)	19,904
Prepayment and other assets	4,549	(19,340)	(10,681)
Unamortized produced content	1,261	442	(537)
Accounts payable	3,925	2,827	4,750
Advances from customers	372	(39)	(87)
Accrued liabilities and other payables	449	5,177	(9,236)
Other taxes payable	717	5,555	4,964
Lease liabilities	(310)	(376)	(389)
Net cash provided by operating activities	26,092	8,741	46,455

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7)	(59)	(72)
Prepayments for acquisition of intangible assets	(15,311)	(2,722)	(2,718)
Cash disposed for sales of subsidiaries	-	-	(12)
(Payments) Return for short term investment	-	(1,637)	1,751
Net cash used in investing activities	(15,318)	(4,418)	(1,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	(9,409)	6,228	5,114
Repayments of bank loans	-	(724)	(6,818)
Payment of loan origination fees	-	(146)	(68)
Contribution from shareholders	3,185	-	-
Repayments to related Parties	-	-	(232)
Cash acquired from the acquisition of TKK	-	23	-
Proceeds from equity finance	-	-	15,290
Net cash (used in) provided by financing activities	(6,224)	5,381	13,286

Effect of exchange rate changes	(68)	1,108	881

Net increase in cash and cash equivalents	4,482	10,812	59,571
Cash and cash equivalents, at beginning of year	2,437	6,919	17,731
Cash and cash equivalents, at end of year	$6,919	$17,731	$77,302

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$287	$239	$336
Right of use assets obtained in exchange for operating lease obligations	$2,339	-	-